                                                                    Exhibit 99.2

(INDUSTRY CANADA LOGO) INDUSTRIE CANADA

CERTIFICATE OF ARRANGEMENT           CERTIFICAT D'ARRANGEMENT

CANADA BUSINESS CORPORATIONS ACT     LOI CANADIENNE SUR LES SOCIETES PAR ACTIONS

CINRAM INTERNATIONAL INC.            294169-4

_____________________________________   ________________________________________
Name of CBCA corporation(s) involved    Corporation number - Numero de la
- Denomination(s) de la (des)           societe
societe(s) L C S A concernee(s)

I hereby certify that the arrangement   Je certifie que l'arrangement mentionne
set out in the attached articles of     dans les clauses d'arrangement annexees,
arrangement, involving the              concernant la (les) societe(s)
above-referenced corporation(s), has    susmentionnee(s), a pris effet en vertu
been effected under section 192 of      de l'article 192 de la Loi canadienne
the Canada Business Corporations Act    sur lesi societes par actions


/s/ Richard G. Shaw
-------------------------------------
Richard G. Shaw
Director - Directeur

MAY 5, 2006 / LE 5 MAI 2006

Date of Arrangement - Date de l'arrangement

(CANADA LOGO)

(INDUSTRY CANADA LOGO) INDUSTRIE CANADA          FORM  14.1            FORM ULAIRE 14.1
Canada Business  Loi canadienne sur les   ARTICLES OF ARRANGEMENT   CLAUSES D'ARRANGEMENT
Corporations Act societes par actions          (SECTION 192)            (ARTICLE 192)

1 - Name of the applicant corporation(s) - Denomination sociale   2 - Corporation No.(s)- N(o)(s)de la(des) societe(s)
    de la(des)requerante(s)

    CINRAM INTERNATIONAL INC.                                         294169-4

3 - Name of the corporation(s) the articles of which are          4 - Corporation No.(s) - N(o)(s) de la(des) societie(s)
    amended, if applicable
    Denomination sociale de la(des) societe(s) dont les
    statuts sont modifies, le cas echeant

    N/A

5 - Name of the corporation(s) created by amalgamation, if        6 - Corporation No.(s) - N(o) de la(des) societe(s)
    appiicable
    Denomination sociale de la(des) societe(s) issue(s)
    de la(des) fusion(s), le cas echeant

    CINRAM INTERNATIONAL INC,                                         436695-6

7 - Name of the dissolved corporation(s), If applicable           8 - Corporation No.(s) - N(o)(s) de la(des) societe(s)
    Denomination sociale da la(des) societe(s) dissoute(s),
    le cas echeant

    N/A

9 - Name of other corporations involved, If applicable            10 - Corporation No.(s) or Jurisdiction of Incorporation
    Denomination sociale des autres societes en cause, le              N(o)(s) de la(des) societe(s)/ou lol sous le
    cas echeant                                                        regime de laquelle elle est constituee

    See Schedule "1" attached hereto.

11 - In accordance with the order approving the arrangement - Conformement aux ter mes de l'ordonnance approuvant l'arrangement

a [ ] The articles of the above named corporation(s) are amended in accordance with the attached plan of arrangement

     Les statuts de la(des) societe(s) susmentionnee(s) sont modifies en conformite avec le plan d'arrangement ci-joint

     The name of _________________________________________ is changed to
     __________________________

     La denomination sociale de ____________________________ est modifiee pour
     _____________________

b [X] The following bodies corporate are amalgamated in accordance with the attached plan of arrangement

     Les personnes morales suivantes sont fusionnees conformement au plan d'arrangement ci-joint

c [ ] The above named corporation(s) is(are) liquidated and dissolved in accordance with the attached plan of arrangement

     La(les) societe(s) susmentionnee(s) est(sont) liquidee(s) et dissoute(s) conformement au plan d'arrangement ci-joint

d [X] The plan of arrangement attached hereto, involving the above named body(ies), corporate is hereby effected

     Le plan d'arrangement ci-joint portant sur la(les) personne(s) morale(s) susmentionnee(s) prend effet

     CINRAM INTERNATIONAL INC. - Corporation No. 294169-4
     CINRAM ACQUISITION INC.   - Corporation No. 654272-7



Signature
----------------------
/s/ LEWIS RITCHIE        Printed Name - Nom em lettres moulees   12 - Capacity of En qualite de   13 - Tel. No. - N(o) de tel.
                         LEWIS RITCHIE                           SECRETARY                        416-298-8190

FOR DEPARTMENTAL USE ONLY AL USAGE DU MINISTERES SEUEEMENT

MAY 05 2006

IC 3189 (2003/06)

                                                                   (CANADA LOGO)

                                  Schedule "I"

9. Name of other Corporations involved, if   10. Corporation No.(s) or
applicable                                   Jurisdiction of Incorporation
CINRAM INTERNATIONAL GENERAL PARTNER INC.    Ontario
CINRAM INTERNATIONAL INC                     294169-4
CINRAM ACQUISITION INC                       654272-7
CINRAM INTERNATIONAL ULC                     Nova Scotia
CINRAM INTERNATIONAL LLC                     Delaware

            PLAN OF ARRANGEMENT UNDER THE PROVISIONS OF SECTION 192
                                     OF THE
                        CANADA BUSINESS CORPORATIONS ACT

                                   ARTICLE 1
                                 INTERPRETATION

1.1  Definitions.

     In this Plan of Arrangement, the following terms have the following meanings:

     "AMALCO" means the corporation to be formed as a result of the amalgamation of Cinram and Newco contemplated by this Plan of Arrangement and to be known as "Cinram International Inc";

     "AMALCO NOTES" means the one or more unsecured subordinated promissory notes issued by Amalco to the ULC pursuant to this Plan of Arrangement;

     "AMALCO SHARES" means the common shares in the capital of Amalco;

     "ANCILLARY RIGHTS" means, in respect of an Exchangeable LP Unit, the Exchange Rights and related Special Voting Units, collectively;

     "ARRANGEMENT", "HEREIN", "HEREOF", "HERETO", "HEREUNDER" and similar expressions mean and refer to the arrangement pursuant to Section 192 under the CBCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular Article, Section or other portion hereof;

     "ARRANGEMENT AGREEMENT" means the arrangement agreement dated March 28, 2006 among the Fund, the Trust, the Holding GP, the Holding Partnership, Cinram, Newco, the ULC and the LLC, pursuant to which such parties have proposed to implement the Arrangement, as the same may be amended and/or restated from time to time;

     "ARRANGEMENT FILINGS" means a certified copy of the Final Order, together with this Plan of Arrangement, Articles of Arrangement, Notice of Registered Officers and Directors and Federal NUANS search for "Cinram International Inc." to be filed pursuant to the CBCA;

     "ARRANGEMENT RESOLUTION" means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to the Information Circular to be voted upon by Shareholders at the Meeting;

     "BUSINESS DAY" means a day, other than a Saturday, Sunday or statutory or civic holiday, when banks are generally open for the transaction of business in Toronto, Ontario;

     "CBCA" means the Canada Business Corporations Act, R.S.C. 1985 c. C-44, as amended, including the regulations promulgated thereunder;

     "CERTIFICATE" means the certificate or certificates or other confirmation of filing to be issued by the Director pursuant to subsection 192(7) of the CBCA, giving effect to the Arrangement;

     "CINRAM" means Cinram International Inc., a corporation existing under the laws of Canada;

     "CINRAM SHARES" means the common shares in the capital of Cinram;

     "CLASS A HOLDING PARTNERSHIP UNITS" means the Class A limited partnership units of the Holding Partnership;

     "CLOSING" means the completion of the transactions contemplated by the Arrangement Agreement;

     "COURT" means the Ontario Superior Court of Justice;

     "CRA" means the Canada Revenue Agency;

     "DEPOSITARY" means Computershare Investor Services Inc. at its offices referred to in the Letter of Transmittal and Election Form;

     "DIRECTOR" has the meaning ascribed thereto in the CBCA;

     "DISSENT RIGHT" means the right of a Shareholder, pursuant to the Interim Order and Section 190 of the CBCA, to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, in accordance with Sections 190 of the CBCA, subject to and as modified by the Interim Order and Section 4.1 of this Plan of Arrangement and as described in the Information Circular;

     "DISSENTING SHAREHOLDER" means a registered holder of Cinram Shares who exercises such registered holder's right to dissent in respect of the Arrangement pursuant to the procedures set forth in Section 190 of the CBCA and Section 4.1 of this Plan of Arrangement as described in the Information Circular;

     "EFFECTIVE DATE" means the effective date of the Arrangement pursuant to the Final Order and the Certificate;

     "EFFECTIVE TIME" means the time on the Effective Date at which the Arrangement is effective, as specified in the Arrangement Filings filed pursuant to the CBCA and the Final Order;

     "ELECTED NUMBER" means, in respect of an Electing Shareholder, the number of Shares the Electing Shareholder has specified to be transferred to the Holding Partnership in the Letter of Transmittal and Election Form delivered by such Electing Shareholder to the Depositary on or before the Election Deadline;

     "ELECTING SHAREHOLDER" means a Shareholder (other than an Excluded Shareholder) that elects to transfer Cinram Shares to the Holding Partnership in exchange for Exchangeable LP Units pursuant to, and in accordance with, the terms of this Arrangement;

     "ELECTION DEADLINE" means 5:00 p.m. (Toronto time) on the second last Business Day immediately preceding the date of the Meeting or, if such meeting is adjourned or postponed, such time on the second last Business Day immediately preceding the date of such adjourned or postponed meeting;

     "EXCHANGE AGREEMENT" means the exchange agreement to be entered into on the Effective Date substantially on the terms described in the Information Circular among the Fund, the Trust, the Holding Partnership, the Holding GP and each Person who from time to time becomes or is deemed to become a party thereto by reason of his, her or its registered ownership of Exchangeable LP Units, as the same may be amended, supplemented or restated from time to time;

     "EXCHANGE RIGHTS" means the exchange rights set out in the Exchange Agreement and the Limited Partnership Agreement;

     "EXCHANGEABLE LP UNITS" means the Class B limited partnership units of the Holding Partnership;

     "EXCLUDED SHAREHOLDER" means a Shareholder that (i) is a Non-Resident; (ii) is a Tax Exempt Shareholder; (iii) is a partnership; or (iv) would acquire Exchangeable LP Units as a "tax shelter investment" for the purposes of the Tax Act or an interest in which is a "tax shelter investment" for the purposes of the Tax Act;

     "FINAL ORDER" means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of Section 192 of the CBCA as such order may be affirmed, amended or modified by any court of competent jurisdiction;

     "FUND" means Cinram International Income Fund, a trust established under the laws of the Province of Ontario pursuant to the Fund Declaration of Trust;

     "FUND DECLARATION OF TRUST" means the declaration of trust dated March 21, 2006, governing the Fund, as the same may be amended and/or restated from time to time;

     "FUND OPTION" means an option granted pursuant to this Plan of Arrangement in exchange for an Option, entitling the holder thereof to purchase one Fund Unit for an exercise price per Fund Unit equal to the exercise price per Cinram Share under the exchanged Option;

     "FUND UNIT" means a unit of the Fund (other than a Special Voting Unit) authorized and issued under the Fund Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

     "HOLDING GP" means Cinram International General Partner Inc., a corporation existing under the laws of the Province of Ontario;

     "HOLDING PARTNERSHIP" means Cinram International Limited Partnership, a limited partnership formed under the laws of the Province of Manitoba;

     "INFORMATION CIRCULAR" means the management proxy circular of Cinram relating to the Arrangement to be sent to Shareholders in connection with the Meeting;

     "INTERIM ORDER" means the interim order of the Court to be issued pursuant to the application referred to in Section 3.5 of the Arrangement Agreement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

     "LETTER OF TRANSMITTAL AND ELECTION FORM" means the Letter of Transmittal and Election Form enclosed with the Information Circular pursuant to which a Shareholder is required to deliver certificates representing Cinram Shares, and may elect to receive, on completion of the Arrangement, Fund Units or, unless such Shareholder is an Excluded Shareholder, Exchangeable LP Units or a combination of Fund Units and Exchangeable LP Units, for his, her or its Cinram Shares;

     "LIMITED PARTNERSHIP AGREEMENT" means the limited partnership agreement dated March 24, 2006 among the Holding GP, the Trust and the holders of the Exchangeable LP Units, as amended from time to time;

     "LLC" means Cinram International LLC, a limited liability corporation incorporated under the laws of the State of Delaware;

     "MAXIMUM NUMBER OF EXCHANGEABLE LP UNITS" means the maximum number of Exchangeable LP Units that may be issued by the Holding Partnership pursuant to this Arrangement, as determined by the Holding GP in its sole and absolute discretion, provided that the Maximum Number of Exchangeable LP Units shall in no event exceed 20% of the outstanding Cinram Shares immediately prior to Closing without the consent of the board of directors of the Holding General Partner;

     "MEETING" means the annual and special meeting of holders of Cinram Shares, and any adjournment(s) or postponement(s) thereof, to be held for the purpose of considering and, if thought fit, approving the Arrangement Resolution and other matters set out in the notice of meeting accompanying the Information Circular;

     "NEWCO" means Cinram Acquisition Inc., a corporation existing under the laws of Canada;

     "NEWCO NOTES" means the one or more unsecured subordinated promissory notes (in the aggregate principal amounts of $886 million) issued by Newco to the ULC pursuant to this Plan of Arrangement;

     "NEWCO SHARES" means the common shares in the capital of Newco;

     "NON-RESIDENT" means a Person who is not a resident of Canada within the meaning of the Tax Act;

     "OPTIONHOLDERS" means the holders of Options from time to time;

     "OPTIONS" means, collectively, all outstanding and unexpired options to acquire Cinram Shares issued pursuant to the Stock Option Incentive Plan;

     "PERSON" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

     "PLAN OF ARRANGEMENT" means this plan of arrangement, as amended or supplemented from time to time in accordance with the terms hereof;

     "SERIES 1 TRUST NOTES" means the series 1, unsecured, subordinated notes of the Trust issued pursuant to the Plan of Arrangement under the Trust Note Indenture;

     "SHAREHOLDERS" means the holders of Cinram Shares from time to time;

     "SPECIAL VOTING UNITS" means the special voting units of the Fund authorized and issued to the holders of Exchangeable LP Units (other than the Fund, the Trust and the Holding Partnership) under the Fund Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

     "SUBSIDIARY" has the meaning ascribed thereto in Section 1.2 National Instrument 45-106 Prospectus and Registration Exemptions on the date hereof;

     "TAX ACT" means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;

     "TAX EXEMPT SHAREHOLDER" means a Shareholder that is generally exempt from tax under Part I of the Tax Act;

     "TRUST" means the CII Trust, an unincorporated open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to the Trust Declaration of Trust;

     "TRUST DECLARATION OF TRUST" means the declaration of trust dated March 21, 2006 governing the Trust, as the same may be amended and/or restated from time to time;

     "TRUST NOTE INDENTURE" means the note indenture to be entered into on the Effective Date between the Trust and Computershare Trust Company of Canada, pursuant to which the Trust will issue the Series 1 Trust Notes, as the same may be amended, supplemented or restated from time to time;

     "TRUST UNIT" means a unit authorized and issued under the Trust Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

     "ULC" means Cinram International ULC, an unlimited liability corporation existing under the laws of the Province of Nova Scotia; and

     "ULC SHARES" means the common shares in the capital of the ULC.

1.2 In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a) references to "herein", "hereby", "hereunder", "hereof" and similar expressions are references to this Plan of Arrangement and not to any particular Section, subsection or Schedule;

(b) references to an "Article", "Section" or "Schedule" are references to an Article, Section or Schedule of or to this Plan of Arrangement;

(c) words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders;

(d) the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e) the word "including", when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(f) a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation; and

(g) each of the Fund, the Trust, the Holding GP, the Holding Partnership, Cinram, Newco, the ULC and the LLC acknowledges the obligations of the Fund and the Trust under this Agreement and that such obligations will not be personally binding upon any of the trustees of the Fund or the trustees of the Trust, any registered or beneficial holder of Fund Units, Special Voting Units or Trust Units or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort will not be had to, nor will recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Fund or the Trust arising hereunder, and recourse for such indebtedness, obligations or liabilities of the Fund or the Trust, as the case may be, will be limited to, and satisfied only out of, the assets of the Fund or the Trust, as the case may be

1.3 The following schedule to this Plan of Arrangement is incorporated by reference herein and forms part of this Plan of Arrangement.

     Schedule A - Amalco Article Provisions

1.4 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

                                    ARTICLE 2
                              ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Arrangement Filings in accordance with the CBCA and the Final Order, will, subject to section 4.1, become effective on, and be binding on and after the Effective Time on: the Fund, the Trust, the Holding GP, the Holding Partnership, Cinram, the Shareholders, the Optionholders, Newco, the ULC and the LLC.

2.3 The filing of the Arrangement Filings shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

                                    ARTICLE 3
                                   ARRANGEMENT

3.1 On the Effective Date, each of the events below will, except as otherwise expressly provided, be deemed to occur sequentially without further act or formality:

(a) the Cinram Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately before the Effective Date will be deemed to have been transferred to Cinram and cancelled and cease to be outstanding, and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid the fair value of their Cinram Shares;

(b) each issued and outstanding Cinram Share in respect of which an Electing Shareholder (who is not an Excluded Shareholder) has validly elected to receive an Exchangeable LP Unit (except, for greater certainty, any such Cinram Shares elected to be transferred in consideration for Exchangeable LP Units exceeding the Shareholder's pro rata allocation of the Maximum Number of Exchangeable LP Units) will be transferred to Holding Partnership in consideration for one Exchangeable LP Unit and related Ancillary Rights;

(c) each issued and outstanding Cinram Share not transferred to Holding Partnership under paragraph (b) will be transferred to the Fund in consideration for one Fund Unit;

(d) the Fund will transfer the Cinram Shares held by it to the Trust in consideration for Trust Units and Series 1 Trust Notes;

(e) the Trust will transfer the Cinram Shares held by it to Holding Partnership in consideration for Class A Holding Partnership Units;

(f) Holding Partnership will transfer the Cinram Shares held by it (which, at that time, will be all of the issued and outstanding Cinram Shares) to the ULC in consideration for ULC Shares pursuant to a joint election under
     Section 85 of the Tax Act;

(g) the ULC will transfer the Cinram Shares held by it to Newco in consideration for Newco Shares and the Newco Notes pursuant to a joint election under Section 85 of the Tax Act;

(h) Cinram and Newco (collectively, the "PREDECESSOR CORPORATIONS") will amalgamate pursuant to the laws of Canada to form Amalco, with the effect that:

     (i) all of the property of the predecessor corporations held immediately before the amalgamation (except any amounts receivable from any predecessor corporation or shares of any predecessor corporation) will become the property of Amalco;

     (ii) all of the liabilities of the predecessor corporations immediately before the amalgamation (except amounts payable to any predecessor corporation) will become liabilities of Amalco;

     (iii) all of the issued and outstanding Cinram Shares held by Newco immediately before the amalgamation will be cancelled without repayment of capital;

     (iv) the articles and by-laws of Amalco will be the same as the articles and by-laws of the Newco; and

     (v) the Newco Shares and the Newco Notes held by the ULC immediately before the amalgamation will become Amalco Shares and the Amalco Notes, respectively, by virtue of the amalgamation and the stated capital of the Amalco Shares will be equal to the stated capital of the Newco Shares immediately before such amalgamation; and

(i)  each Option will be exchanged for a Fund Option

3.2 Subject to Section 3.3, with respect to the elections required to be made by a Shareholder in order to dispose of Cinram Shares pursuant to Section 3.1(b):

(a) each such Shareholder shall make such election by depositing with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, indicating such Shareholder's election, together with certificates representing such Shareholder's Cinram Shares; and

(b) any Shareholder who does not deposit with the Depositary a completed Letter of Transmittal and Election Form prior to the Election Deadline or otherwise fails to comply with the requirements of Section 3.2(a) and the Letter of Transmittal and Election Form shall be deemed to have elected to dispose of Cinram Shares to the Fund pursuant to Section 3.1(c).

3.3 With respect to any election required to be made by a Shareholder in order to effect the transfer of Cinram Shares pursuant to Section 3.1(b), such Shareholder may so elect in respect of any portion of the aggregate number of Cinram Shares (excluding any fractions of a Cinram Share) held by such holder and otherwise satisfying the conditions to such election. In the event that the aggregate Elected Number of all Electing Shareholders is greater than the Maximum Number of Exchangeable LP Units, the Exchangeable LP Units will be allocated on a pro rata basis to each Electing Shareholder in accordance with the following formula: the Maximum Number of Exchangeable LP Units divided by the aggregate Elected Number of all Electing Shareholders multiplied by the Elected Number of the particular Electing Shareholder. Each Electing Shareholder will be deemed to have elected to exchange that number of Cinram Shares equal to the number of Exchangeable LP Units allocated to such Electing Shareholder and the balance of such Electing Shareholder's Cinram Shares shall be transferred to the Fund in exchange for Fund Units pursuant to Section 3.1(c).

3.4 With respect to each Shareholder (other than Dissenting Shareholders), on the Effective Date:

(a) upon the transfer of Cinram Shares to the Holding Partnership in consideration for Exchangeable LP Units and related Ancillary Rights pursuant to Section 3.1(b):

     (i) such former Shareholder shall be added to the registers of holders of Exchangeable LP Units and Special Voting Units, added as a party to the Limited Partnership Agreement and the Exchange Agreement and the name of such holder shall be removed from the register of holders of Cinram Shares as it relates to the Cinram Shares so transferred; and

     (ii) the Holding Partnership shall become the holder of the Cinram Shares so transferred and shall be added to the register of holders of Cinram Shares;

(b) upon the transfer of Cinram Shares to the Fund in consideration for Fund Units and an obligation of the Fund to issue and deliver one Unit for each Cinram Share so transferred pursuant to Section 3.1(b) or Section 3.1(c):

     (i) such former Shareholder shall be added to the register of holders of Fund Units and the name of such holder shall be removed from the register of holders of Cinram Shares as it relates to the Cinram Shares so transferred; and

     (ii) the Fund shall become the holder of the Cinram Shares so transferred and shall be added to the register of holders of Cinram Shares;

(c) upon the transfer of Cinram Shares by the Fund to the Trust in consideration for Trust Units and Series 1 Trust Notes pursuant to Section 3.1(d);

     (i) the Fund shall cease to be a holder of the Cinram Shares so transferred and the name of the Fund shall be removed from the register of holders of Cinram Shares as it relates to the Cinram Shares so transferred;

     (ii) the Trust shall become the holder of the Cinram Shares so transferred and shall be added to the register of holders of Cinram Shares; and

     (iii) the Trust shall issue to the Fund the Trust Units and Series 1 Trust Notes issuable to the Fund on the basis set forth in Section 3.1(d) and the name of the Fund shall be added to the registers of holders of Trust Units and Series 1 Trust Notes;

(d) upon the transfer of Cinram Shares by the Trust to the Holding Partnership in consideration for Class A Holding Partnership pursuant to Section 3.1(e):

     (i) the Trust shall cease to be a holder of the Cinram Shares so transferred and the name of the Trust shall be removed from the register of holders of Cinram Shares as it relates to the Cinram Shares so transferred;

     (ii) the Holding Partnership shall become the holder of the Cinram Shares so transferred and shall be added to the register of holders of Cinram Shares; and

     (iii) the Holding Partnership shall issue to the Trust the Class A Holding Partnership Units issuable to the Trust on the basis set forth in Section and the name of the Trust shall be added to the register of holders of Class A Holding Partnership Units;

(e) upon the transfer of Cinram Shares by the Holding Partnership to the ULC in consideration for ULC Shares pursuant to Section 3.1(f):

     (i) the Holding Partnership shall cease to be a holder of the Cinram Shares so transferred and the name of the Holding Partnership shall be removed from the register of holders of Cinram Shares as it relates to the Cinram Shares so transferred;

     (ii) the ULC shall become the holder of the Cinram Shares so transferred and shall be added to the register of holders of Cinram Shares; and

     (iii) the ULC shall issue to the Holding Partnership the ULC Shares issuable to the Holding Partnership on the basis set forth in Section 3.1(f) and the name of the Holding Partnership shall be added to the register of holders of the ULC Shares;

(f) upon the transfer of Cinram Shares by the ULC to Newco in consideration for Newco Shares and the Newco Notes pursuant to Section 3.1(g);

     (i) the ULC shall cease to be a holder of the Cinram Shares so transferred and the name of the ULC shall be removed from the register of holders of Cinram Shares as it relates to the Cinram Shares so transferred;

     (ii) Newco shall become the holder of the Cinram Shares so transferred and shall be added to the register of holders of Cinram Shares; and

     (iii) Newco shall issue to the ULC the Newco Shares and the Newco Notes issuable to the ULC on the basis set forth in Section 3.1(g) and the name of the ULC shall be added to the registers of holders of the Newco Shares and the Newco Notes;

(g)  upon the amalgamation of Cinram and Newco pursuant to Section 3.1(h):

     (i) all of the Cinram Shares held by Newco immediately before the amalgamation shall be cancelled, and Newco shall be removed from the register of holders of Cinram Shares; and

     (ii) the Newco Shares and the Newco Notes will become Amalco Shares and the Amalco Notes on the basis set forth in Section 3.1(h), and the ULC shall be added to the register of holders of Amalco Shares; and

(h) upon the exchange of Options for Fund Options pursuant to Section 3.1(i), each holder of Options shall cease to be a holder of Options and the name of such former holder of Options shall be removed from the register of holders of Options as it relates to the Options so exchanged and the name of such former holder of Options shall be added to the register of holders of Fund Options.

3.5 A Shareholder, who is not an Excluded Shareholder, may elect to transfer Cinram Shares to the Partnership pursuant to Section 3.1(b) A holder who has transferred Cinram Shares pursuant to Section 3.1(b) shall be entitled to make an income tax election pursuant to subsection 97(2) of the Tax Act (and the analogous provisions of provincial income tax law) with respect thereto by providing two signed copies of the necessary election forms to the Holding Partnership within 60 days following the Effective Date, duly completed with the details of the number of Cinram Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms complying with the provisions of the Tax Act (and applicable provincial tax law), the election forms will be signed and one copy thereof shall be forwarded by mail to such former Shareholders within 30 days after the receipt thereof by the Holding Partnership for filing with the CRA (and/or the applicable provincial taxing authority). The Holding Partnership will not be responsible for the proper completion and filing of any election form, except for the obligation of the Holding Partnership to so sign and return election forms which are received by the Holding Partnership within 60 days of the Effective Date, and the Holding Partnership will not be responsible for any taxes, interest or penalties resulting from the failure by a former Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (and any applicable provincial legislation).

                                    ARTICLE 4
                            DISSENTING SHAREHOLDERS

4.1 Each registered Shareholder shall have the right to dissent with respect to the Arrangement. The right of dissent will be effected in accordance with
     Section 190 of the CBCA, as modified by the Interim Order, and provided that a Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the holder's Cinram Shares shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting Shareholder pursuant to Sections 3.1(b) and (c) A Dissenting Shareholder shall, on the Effective Date, be deemed to have transferred the holder's Cinram Shares to Cinram for cancellation and cease to have any rights as a Shareholder except that the Dissenting Shareholder shall be entitled to be paid the fair value of the holder's Cinram Shares. The fair value of the Cinram Shares shall be determined as at the point in time immediately prior to the Arrangement Resolution in accordance with Section 190 of the CBCA, but in no event shall Cinram or Amalco be required to recognize such Dissenting Shareholders as shareholders of Cinram or Amalco after the Effective Date, and the names of such holders shall be removed from the applicable register of shareholders. For greater certainty, in addition to any other restrictions in Section 190 of the CBCA, no Person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement. It is a condition of this Plan of Arrangement that no Dissent Rights be exercised in respect of the Cinram Shares.

                                    ARTICLE 5
                            OUTSTANDING CERTIFICATES

5.1 From and after the Effective Date, certificates formerly representing Cinram Shares under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the Cinram Shares represented by such certificates.

5.2 From the Effective Date, the option agreements providing for the Options shall become agreements providing for the Fund Options to which the holders thereof are entitled under the Arrangement.

5.3 The Fund shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former Shareholder of a duly completed Letter of Transmittal and Election Form, and the certificates representing such Cinram Shares, either:

     (a) forward or cause to be forwarded by first class mail (postage prepaid) to such former Shareholder at the address specified in the Letter of Transmittal; or

     (b) if requested by such Shareholder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such Shareholder, certificates representing the number of Fund Units and/or Exchangeable LP Units issued to such holder or to which such holder is entitled pursuant to the Arrangement.

5.4 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Cinram Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Fund, the Holding Partnership and Cinram and their respective transfer agents, which bond is in form and substance satisfactory to each of the Fund, the Holding Partnership and Cinram, and their respective transfer agents, or shall otherwise indemnify the Fund, the Holding Partnership and Cinram and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.5 Subject to any applicable escheat laws, any certificate formerly representing Cinram Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the holder of such Cinram Shares to receive Fund Units and/or Exchangeable LP Units together with Ancillary Rights contemplated by Sections 3.1(b) and/or (c) Fund Units, Exchangeable LP Units and Ancillary Rights issued or made pursuant to the Arrangement shall be deemed to be surrendered to the Fund (in the case of the Fund Units contemplated by Section 3.1(c)) and to the Holding Partnership and the Fund (in the case of the Exchangeable LP Units and Special Voting Units contemplated by Section 3.1(b)), together with all distributions thereon held for such holder.

5.6 No certificates representing fractional Fund Units, Exchangeable LP Units or Special Voting Units shall be issued pursuant to this Plan of Arrangement.

                                    ARTICLE 6
                                   AMENDMENTS

6.1 The parties to the Arrangement Agreement may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to holders of Cinram Shares if and as required by the Court.

6.2 Any amendment of, modification to or supplement to this Plan of Arrangement may be proposed by Cinram at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the Shareholders at the

     Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of the Fund, the Trust, the Holding GP, the Holding Partnership, Amalco and the LLC, provided that it concerns a matter which, in the reasonable opinion of the Fund, the Trust, the Holding GP, the Holding Partnership, Amalco is of an administrative nature or required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Fund, the Trust, the Holding GP, the Holding Partnership, Amalco or any former Shareholder or Optionholder.

                                   SCHEDULE A

                           AMALCO ARTICLE PROVISIONS

NAME OF AMALGAMATED CORPORATION

The name of the Amalgamated Corporation shall be Cinram International Inc.

REGISTERED OFFICE

The registered office of the Amalgamated Corporation shall be located at 2255 Markham Road Toronto, Ontario M1B 2W3 in the City of Toronto, in the Province of Ontario.

BOARD OF DIRECTORS

(a) The board of directors of the Amalgamated Corporation shall consist of a minimum of one (1) and a maximum of twenty (20) directors. The first directors of the Amalgamated Corporation shall be the persons whose name, address and resident Canadian status is as set out below:

       NAME             RESIDENCE ADDRESS     CANADIAN STATUS
------------------   ----------------------   ---------------
Robert B. Jamieson   113 Meadow Wood Dr.             No
                     Greenwich, CT
                     06830

Norman May           18 Lower Village Gate          Yes
                     PH 707
                     Toronto, Ontario
                     M5P 3M1

Nadir H. Mohamed     52 Boswell Avenue              Yes
                     Toronto, Ontario
                     M5R 1M4

Isidore Philosophe   8 Sultan Street                Yes
                     Suite 801
                     Toronto, Ontario
                     M5S 1L7

John R. Preston      1600 NW 163-3rd Street          No
                     Miami, Florida
                     33169

                                      -A2-


Michael P. Sherman   145 East 76th Street            No
                     Apartment 8A
                     New York, New York
                     10021-2843

(b) The directors shall hold office until the first annual meeting of the Amalgamated Corporation or their successors are elected or appointed. Subsequent directors of the Amalgamated Corporation shall be elected in accordance with the provisions of the CBCA.

RESTRICTIONS ON BUSINESS AND POWERS

There are no restrictions on the business that the Amalgamated Corporation may carry on or on the powers that the Amalgamated Corporation may exercise.

AUTHORIZED CAPITAL

Unlimited number of Common Shares.

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHING TO COMMON SHARES

The Common Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:

The holders of the Common Shares shall be entitled to:

(a) one vote for each Common Share held at all meetings of shareholders of the Amalgamated Corporation, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series;

(b) receive any dividend declared by the Amalgamated Corporation in respect of the Common Shares; and

(c) receive the remaining property of the Amalgamated Corporation upon dissolution.

No share of the Amalgamated Corporation shall be transferred without:

(a) either the express consent of the Board of Directors evidenced by a resolution passed at a meeting of directors by the affirmative vote of not less than a majority of the directors or by instrument or instruments in writing signed by all of the directors; or

(b) the express consent of the shareholders of the Amalgamated Corporation expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of all of the shares.

OTHER PROVISIONS

The following provisions shall be applicable to the Amalgamated Corporation:

                                      -A3-


(a) The number of shareholders of the Amalgamated Corporation, exclusive of persons who are in the employment of the Amalgamated Corporation, and exclusive of persons who, having been formerly in the employment of the Amalgamated Corporation, were, while in that employment, and have continued after termination of that employment to be, shareholders of the Amalgamated Corporation, is limited to not more than fifty, two or more persons who are the joint registered owners of one or more shares being counted as one shareholder.

(b) Any invitation to the public to subscribe for securities of the Amalgamated Corporation is prohibited.

(c) The Amalgamated Corporation shall have a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Amalgamated Corporation.

(d) The holders of any fractional shares issued by the Amalgamated Corporation shall be entitled to exercise voting rights and to receive dividends in respect of each such fractional share.

(e) The directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.